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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

                          (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                        (Amendment No. 5)*


                      Denbury Resources Inc.
-----------------------------------------------------------------
                         (Name of Issuer)

                          Common Shares
-----------------------------------------------------------------
                  (Title of Class of Securities)

                             24791620
     -------------------------------------------------------
                          (CUSIP Number)

                   Richard A. Eckleberry, Esq.
                   201 Main Street, Suite 2420
                     Fort Worth, Texas 76102
                          (817) 871-4000
-----------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        December 16, 1998
     -------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of ss.ss.
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     Exhibit Index on Page 10

                           SCHEDULE 13D

--------------------------               ------------------------
CUSIP No. 24791620                                Page 2
--------------------------               ------------------------

-----------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TPG Partners, L.P.
-----------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                          (b) |x|
-----------------------------------------------------------------
  3   SEC USE ONLY


-----------------------------------------------------------------
  4   SOURCE OF FUNDS*

      00 -- Contributions of Partners
-----------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|

-----------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-----------------------------------------------------------------
   NUMBER OF        7   SOLE VOTING POWER
    SHARES              7,931,048

                -------------------------------------------------
  BENEFICIALLY      8   SHARED VOTING POWER
    OWNED BY
 EACH REPORTING          - 0 -

                -------------------------------------------------
     PERSON         9   SOLE DISPOSITIVE POWER
      WITH              7,931,048

                -------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        - 0 -
-----------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      7,931,048
-----------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                         |x|
-----------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.5%
-----------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
-----------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

--------------------------               ------------------------
CUSIP No. 24791620                                Page 3
--------------------------               ------------------------

-----------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TPG Parallel I, L.P.
-----------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                          (b) |x|
-----------------------------------------------------------------
  3   SEC USE ONLY
-----------------------------------------------------------------
  4   SOURCE OF FUNDS*

      00 -- Contributions of Partners
-----------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|
-----------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES                790,390

                --------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
    OWNED BY
 EACH REPORTING           - 0 -

                --------------------------------------------------
     PERSON         9     SOLE DISPOSITIVE POWER
      WITH                790,390

                --------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          - 0 -
-----------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      790,390
-----------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                         |x|
-----------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.7%
-----------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
-----------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           SCHEDULE 13D

--------------------------               ------------------------
CUSIP No. 24791620                                Page 4
--------------------------               ------------------------

-----------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TPG Advisors II, Inc.
-----------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                          (b) |x|
-----------------------------------------------------------------
  3   SEC USE ONLY


-----------------------------------------------------------------
  4   SOURCE OF FUNDS*

      OO - Contributions of Partners of Affiliates
-----------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|

-----------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-----------------------------------------------------------------
   NUMBER OF        7     SOLE VOTING POWER
    SHARES                18,552,876

                -------------------------------------------------
  BENEFICIALLY      8     SHARED VOTING POWER
    OWNED BY
 EACH REPORTING           - 0 -

                -------------------------------------------------
     PERSON         9     SOLE DISPOSITIVE POWER
      WITH                18,552,876

                -------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          - 0 -
-----------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      18,552,876
-----------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                         |x|
-----------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.9%
-----------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
-----------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

           Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), TPG Partners, L.P. ("TPG") and TPG Parallel I, L.P. ("Parallel") hereby amend their Schedule 13D Statement dated December 29, 1995, as amended by Amendment No. 1 dated October 30, 1996, as amended by Amendment No. 2 dated January 23, 1998, as heretofore amended (the "Schedule 13D"), relating to the common shares, without par value ("Common Shares"), of Denbury Resources Inc. (the "Issuer"). In addition, TPG Advisors II, Inc. ("Advisors II") hereby joins TPG and Parallel in filing this Amendment No. 5 to the Schedule 13D. The term "Reporting Persons" means (i) TPG and Parallel when used in the Schedule 13D and (ii) TPG, Parallel and Advisors II when used in this Amendment No. 5 to the Schedule 13D and any subsequent amendment (unless otherwise defined therein). Unless otherwise indicated, all other defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.    Identity and Background.

           Item 2, subsection (a), is hereby restated in its entirety to read as follows:

           (a) This Schedule 13D Statement is hereby filed by the Reporting Persons. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists, and each Reporting Person hereby disclaims pursuant to Rule 13d-4 under the Act beneficial ownership of any of the Common Shares beneficially owned by the other Reporting Persons. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.2.

           Item 2, subsections (b)-(c), is hereby amended by (i) deleting the last sentence of the last paragraph thereof (and the table that follows) and (ii) inserting the following at the end thereof:

           Advisors II is a Delaware corporation, the principal business of which is serving as the sole general partner of TPG GenPar II, L.P. ("GenPar II"), the principal business of which is to serve as the sole general partner of TPG Partners II, L.P. ("TPG II"), TPG Parallel II, L.P. ("Parallel II"), TPG Investors II, L.P. ("Investors II") and other related entities engaged in making investments in securities of public and private corporations. The principal business address of Advisors II, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102.

           The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of the Reporting Persons are as follows:

           (i) David Bonderman (Chairman of the Board of
      Directors and President of each of the Reporting Persons) has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as the Chairman of the Board of Directors and President of Advisors II. Mr.
      Bonderman is a citizen of the United States.

           (ii) James G. Coulter (Director and Vice President of Advisors and Director and Director and Executive Vice President of Advisors II) has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coulter's principal occupation is as a Director and Executive Vice President of Advisors II. Mr. Coulter is a citizen of the United States.

           (iii) William S. Price, III (Director and Vice
      President of Advisors and Director and Director and Executive Vice President of Advisors II) has his business address at 345 California Street, Suite 3300, San
      Francisco, California 94104. Mr. Price's principal occupation is as a Director and Executive Vice President of Advisors II. Mr. Price is a citizen of the United States.

           (iv) Richard P. Schifter (Vice President of each of the Reporting Persons) has his business address at 1133 Connecticut Avenue, N.W., Washington, D.C. 20036. Mr. Schifter's principal occupation is as Vice President of Advisors II and affiliates thereof. Mr. Schifter is a citizen of the United States.

           (v) James J. O'Brien (Vice President, Secretary and Treasurer of Advisors and Vice President and Treasurer of Advisors II) has his business address at 20 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. O'Brien's principal occupation is as a Vice President and Treasurer of Advisors II. Mr. O'Brien is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

           Item 3 is hereby amended and restated in its entirety to read as follows:

  Reporting Person    Source of Funds             Amount of Funds
  ----------------    ---------------             ---------------
  TPG                 Contributions of Partners    $53,978,368.69
  Parallel            Contributions of Partners     $5,381,637.31
  Advisors II         Contributions of Partners   $100,000,000.00
                      of Affiliates

Item 4.    Purpose of Transaction.

           Item 4 is hereby amended by adding the following at the end thereof:

           On December 16, 1998, TPG II and the Issuer entered into a Stock Purchase Agreement (the "1998 Stock Purchase Agreement") pursuant to which TPG II agreed to purchase 18,552,876 newly-issued Common Shares from the Issuer for a total purchase price of U.S.$100,000,000 (U.S.$5.39 per Common Share), the consummation of which sale is conditioned upon (i) the approval by holders of a majority of shares voting that are disinterested shareholders, (ii) the approval of the purchase price by the Toronto Stock Exchange
(the "TSE"), (iii) the Issuer obtaining an amendment to a credit facility of its subsidiary, Denbury Management, Inc., that is mutually acceptable to the Issuer and TPG II, (iv) the Issuer, TPG, Parallel and TPG II entering into a registration rights agreement (the "1999 Registration Rights Agreement") and (v) the satisfaction of the other conditions provided for therein. The 1998 Stock Purchase Agreement also provides that TPG II can transfer its rights and obligations thereunder to any of its affiliates of which GenPar II, which is also controlled by Advisors II, is a general partner. The 1998 Stock Purchase Agreement (including the form of the 1999 Registration Rights Agreement, which is attached thereto as Exhibit A) is attached hereto as Exhibit 10.7.

           The 1999 Registration Rights Agreement will supersede the Registration Rights Agreement dated as of December 21, 1995 by and among the Issuer, TPG and Parallel, as amended (See Exhibits 4.3, 4.4 and 4.5) and will provide the holders of the 27,274,314 Common Shares beneficially owned as of the closing under the 1998 Stock Purchase Agreement by any limited partnership, limited liability company or other investment fund managed directly or indirectly by the principals of Advisors or Advisors II certain rights to "piggyback" on other registration statements relating to the Common Shares by the Issuer or another stockholder of the Issuer. In addition, such holders will have the right to cause the Issuer to effect up to four demand registrations (including the establishment of a shelf registration) of Registrable Common Shares (as defined in the 1999 Registration Rights Agreement), which right expires on the sixth anniversary of the closing under the 1998 Stock Purchase Agreement. These rights are subject to customary exceptions and black-out periods. The 1999 Registration Rights Agreement provides that the Issuer cannot take any action that would result in any other person having registration rights with respect to securities of the Issuer or its affiliates that are more favorable to such person than the registration rights granted pursuant to the 1999 Registration Rights Agreement.

           The Reporting Persons do not have any current intention to increase their aggregate ownership, or to dispose any, of the outstanding Common Shares. The Reporting Persons, however, intend to review continuously their equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the Reporting Persons may determine to increase or decrease its equity interest in the Issuer by acquiring additional Common Shares (or other securities convertible or exercisable into Common Shares) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.    Interest in Securities of the Issuer.

           Item 5(a) is hereby amended by adding the following at the end thereof:

           The aggregate number of Common Shares that Advisors II beneficially owns is 18,552,876, which will constitute approximately 40.9% of the Common Shares outstanding following the issuance and sale of such 18,552,876 Common Shares to TPG II pursuant to the 1998 Stock Purchase Agreement.

           Item 5(b) is hereby amended by adding the following at the end thereof:

           Following the issuance and sale of 18,552,876 Common
Shares to TPG II pursuant to the 1998 Stock Purchase Agreement,
Advisors II will have the sole power to vote or direct the vote of such 18,552,876 Common Shares.

           Item 5(c) is hereby amended by adding the following at the end thereof:

           As more fully set forth in Item 4 herein, on December 16, 1998, TPG II and the Issuer entered into the 1998 Stock Purchase Agreement pursuant to which TPG II agreed, subject to certain conditions, to purchase 18,552,876 of newly-issued Common Shares for a total purchase price of U.S.$100,000,000 or U.S.$5.39 per Common Share. This acquisition, when consummated, will result in an increase in the aggregate Common Share ownership of the Reporting Persons from approximately 32% of the outstanding Common Shares (30% on a fully-diluted basis) to approximately 60% of the outstanding Common Shares (58% on a fully-diluted basis).

           Except as set forth herein or in the Exhibits filed herewith, to the best of the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understanding or Relation-ships with Respect to Securities of the Issuer.

           Item 6 is hereby amended by adding the following at the end thereof:

           Except as set forth in response to other Items of this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.    Material To Be Filed As Exhibits.

Exhibit 10.7    Stock Purchase Agreement between Denbury
                Resources Inc. and TPG
                Partners II, L.P., dated December 16, 1998.

Exhibit 99.2    Joint Filing Agreement.

                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 1998

                     TPG PARTNERS, L.P.,

                       By: TPG GenPar, L.P., General Partner

                           By: TPG Advisors, Inc., General Partner

                              By:  /s/  Richard A. Ekleberry
                                 ------------------------------
                                   Richard A. Ekleberry
                                   Vice President


                     TPG PARALLEL I, L.P.,

                       By: TPG GenPar, L.P., General Partner

                          By: TPG Advisors, Inc., General Partner

                              By:  /s/  Richard A. Ekleberry
                                 ------------------------------
                                   Richard A. Ekleberry
                                   Vice President


                     TPG ADVISORS II, L.P.

                       By:  /s/  Richard A. Ekleberry
                          ------------------------------
                            Richard A. Ekleberry
                            Vice President

                           EXHIBIT INDEX


                                                                 Page

Exhibit 3(i)  Articles of Amendment to Articles of                 *
              Continuance of Newscope Resources Ltd., dated
              December 21, 1995, (containing the Series
              Provisions attaching to the Convertible First
              Preferred Shares, Series A).

Exhibit 4.1   Warrant Issued to TPG Partners, L.P.                 *

Exhibit 4.2   Warrant Issued to TPG Parallel I, L.P.               *

Exhibit 4.3   Registration Rights Agreement by and among           *
              TPG Partners, L.P., TPG Parallel I, L.P. and
              Newscope Resources Ltd.

Exhibit 4.4   Amendment to Registration Rights Agreement           *
              by and among Denbury Resources Inc., TPG
              Partners, L.P. and TPG Parallel I, L.P.
              dated October 22, 1996.

Exhibit 4.5   Amendment to Registration Rights Agreement           *
              by and among Denbury Resources Inc., TPG
              Partners, L.P. and TPG Parallel I, L.P.
              dated January 20, 1998.

Exhibit 10.1  Securities Purchase Agreement by and between         *
              TPG Partners, L.P. and Newscope Resources Ltd., dated November 13, 1995 (Exhibits and Appendices intentionally omitted).

Exhibit 10.2  First Amendment to Securities Purchase               *
              Agreement by and among TPG Partners, L.P., TPG
              Parallel I, L.P. and Newscope Resources Ltd., dated December 21, 1995 (Appendix intentionally omitted).

Exhibit 10.3  Stock Purchase Agreement by and among TPG            *
              Partners, L.P. and Denbury Resources Inc., dated
              October 2, 1996.

Exhibit 10.4  Agreement in respect of the Convertible First        *
              Preferred Shares, Series A and the Common
              Shares, no par value of Denbury Resources Inc.
              by and among TPG Partners, L.P., TPG Parallel I,
              L.P. and Denbury Resources Inc. dated August 29,
              1996.


*Previously filed

Exhibit 10.5  Stock Purchase Agreement by and among TPG            *
              Partners, L.P. and Denbury Resources Inc., dated January 20, 1998.

Exhibit 10.6  Agreement in respect of the Warrants by and          *
              among Denbury Resources Inc., TPG Partners, L.P.
              and TPG Parallel I, L.P. dated January 20, 1998.

Exhibit 10.7  Stock Purchase Agreement between Denbury            12
              Resources Inc.[and] TPG Partners II, L.P., dated
              December 16, 1998.

Exhibit 99.1  Agreement pursuant to Rule 13d-1(f)(1)(iii)          *

Exhibit 99.2  Joint Filing Agreement                              59






* Previously filed